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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

NOTICE TO THE MARKET

Embraer files Form 20-F report for the fiscal year ended 2021

Embraer S.A. (B3: EMBR3; NYSE: ERJ) announces the filing of its Form 20-F report for the fiscal year ended 2021 with the U.S. Securities and Exchange Commission (SEC).

The report is available on the internet websites: SEC (www.sec.gov), Brazilian Securities and Exchange Commission or CVM (www.cvm.gov.br), Embraer Investor Relations (ri.embraer.com.br).

Shareholders and the holders of Embraer’s American depositary shares can obtain a hardcopy of Embraer’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to Embraer’s Investor Relations Department.

São José dos Campos March 31, 2022

Antonio Carlos Garcia

Executive Vice-President and Investor Relations

Investor Relations

Leonardo Shinohara, Jose Triques, Caio Pinez, Marilia Saback and Viviane Pinheiro.

Phone: +5511 3040-8445

Address: Avenida Dra. Ruth Cardoso, 8501, 30th floor, Pinheiros, São Paulo - SP, 05425-070, Brazil

E-mail: investor.relations@embraer.com.br

ri.embraer.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations